UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

HOUSTON WIRE & CABLE COMPANY [HWCC]
(Name of Issuer)

Common Stock
(Title of Class of Securities)

44244K109
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
 (360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

January 4, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 427,891
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 427,891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 985,794
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 985,794
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 985,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS The DIII Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 74,145
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 74,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,487,830
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,487,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,487,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Offshore, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 74,145
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 74,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,487,830
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,487,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,487,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13D (this "Amendment") amends the below-indicated items from the Schedule 13D with respect to the shares of common stock (the "Common Stock") of Houston Wire & Cable Company, ("HWCC" or "the Company") previously filed by or on behalf of the Reporting Persons (as defined below) (the "Schedule 13D"), by supplementing such Items with the information below.
Item 4.  Purpose of Transaction
Item 4 is hereby amended to add the following:

On January 4, 2018, the Reporting Persons sent a letter to the Chairman of the board of directors of the Issuer, which is filed as an exhibit hereto under Item 7, and is hereby incorporated by reference in this Item 4.
Item 5.  Interest in Securities of the Issuer
Item 5(a) is hereby amended and restated to read as follows:
(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 16,506,235 Shares outstanding as of November 1, 2017, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017.
As of the close of business on the date hereof, the Family Fund individually beneficially owned 427,891 Shares, constituting approximately 2.6% of all of the outstanding Shares.
As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 985,794 Shares, constituting approximately 6.0% of all of the outstanding Shares.
As of the close of business on the date hereof, the Offshore Fund individually beneficially owned 74,145 Shares, constituting less than 1% of all of the outstanding Shares.
By virtue of its relationships with each of the Family Fund, the Bulldog Fund and the Offshore Fund discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 1,487,830 Shares, beneficially owned in the aggregate by the Family Fund, the Bulldog Fund and the Offshore Fund, constituting approximately 9.0% of all of the outstanding Shares.
By virtue of its relationships with the Offshore Fund discussed in further detail in Item 2, NIMO may be deemed to be the beneficial owner of the 74,145 Shares, beneficially owned by the Offshore Fund, constituting less than 1% of all of the outstanding Shares.
By virtue of his relationship with NIMCO and NIMO discussed in further detail in Item 2, Mr. Nierenberg may be deemed to be the beneficial owner of the 1,487,830 Shares beneficially owned by NIMCO and NIMO, constituting approximately 9.0% of all of the outstanding Shares.

The Reporting Persons, in the aggregate, beneficially own 1,487,830 Shares, constituting approximately 9.0% of the outstanding Shares.
Item 5(b) is hereby amended and restated to read as follows:
 (b) The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 427,891 Shares held by the Family Fund.
The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 985,794 Shares held by the Bulldog Fund.
The Offshore Fund, NIMO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 74,145 Shares held by the Offshore Fund.
Item 5(c) is hereby amended and restated to read as follows:
 (c)  During the past sixty (60) days the following purchases of Shares were made by the Reporting Persons named below in open market transaction:
Fund	Transaction Date	Shares Bought	Price
D3 Family Fund LP	12/15/2017	100	6.40
D3 Family Fund LP	12/21/2017	1,394	6.79
D3 Family Bulldog Fund LP	12/21/2017	842	6.79
DIII Offshore Fund LP	12/21/2017	134	6.79
D3 Family Fund LP	12/22/2017	8,947	6.92
D3 Family Bulldog Fund LP	12/22/2017	5,399	6.92
DIII Offshore Fund LP	12/22/2017	862	6.92
D3 Family Fund LP	12/26/2017	4,000	6.98
D3 Family Bulldog Fund LP	12/26/2017	2,414	6.98
DIII Offshore Fund LP	12/26/2017	386	6.98
D3 Family Fund LP	12/27/2017	2,471	7.07
D3 Family Bulldog Fund LP	12/27/2017	1,491	7.07
DIII Offshore Fund LP	12/27/2017	238	7.07
D3 Family Fund LP	12/28/2017	3,361	7.12
D3 Family Bulldog Fund LP	12/28/2017	2,028	7.12
DIII Offshore Fund LP	12/28/2017	324	7.12
D3 Family Fund LP	1/2/2018	21,041	7.06
D3 Family Bulldog Fund LP	1/2/2018	12,698	7.06
DIII Offshore Fund LP	1/2/2018	2,028	7.06
D3 Family Bulldog Fund LP	1/3/2018	15,321	7.01

Item 7.  Material to be filed as Exhibits
Exhibit 1:	Letter from David Nierenberg and Damon Benedict to the Chairman of the Company, dated January 4, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Family Bulldog Fund, L.P.
By: Nierenberg Investment Management Company, Inc.
January 4, 2018	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
DIII Offshore Fund, L.P. By: Nierenberg Investment Management Offshore, Inc.
January 4, 2018	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Company, Inc.
January 4, 2018	By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Offshore, Inc.
January 4, 2018	By: /s/ David Nierenberg David Nierenberg, President
January 4, 2018	/s/ David Nierenberg David Nierenberg